We need your vote!

You can make a difference!

What to do now:
1. Read the enclosed Proxy Statement.
2. Review the voting instructions provided.
3. VOTE!

Three easy ways to vote:
1. Call the toll-free number on your proxy ballot card from a touch-tone telephone.
2. Log on to www.proxyvote.com.
3. Mail your completed proxy ballot card.

Voting by phone or Internet is available 24 hours a day, 7 days a week.

Answers to questions about proposed changes to the Strategic Partners Mid Cap Growth and Strategic Partners New Era Growth Funds

The Boards of Directors of the Strategic Partners Mid Cap Growth Fund and the Strategic Partners New Era Growth Fund (the merging Funds) are recommending that the Funds be merged into the Jennison U.S. Emerging Growth Fund to create what is expected to be a larger, more efficient fund. This packet provides additional information about the proposed merger. The Boards recommend you vote to approve the proposal.

Please read the enclosed materials and vote your shares as soon as possible. Your quick response will help us hold down communications costs. The three methods for voting your shares are noted above to make it as easy as possible for you.

Continued

What’s Inside

Answers to your questions about the merger proposal	2-5
Supplements to the prospectus	5-8

Here are answers to some questions you may have that should be reviewed along with the enclosed proxy materials.

What proposal am I being asked to vote on?

Shareholders of each merging Fund are being asked to approve a proposal for the acquisition of all of its assets by the Jennison U.S. Emerging Growth Fund.

Why are the Boards proposing these mergers?

After a thorough review, we have reached the difficult conclusion that the Strategic Partners fund family does not offer the potential scale to remain an effective long-term investment solution for shareholders. Thus we will be combining Strategic Partners mutual funds into the much larger JennisonDryden mutual fund family.

How do I benefit from this change?

Merging each Fund into the Jennison U.S. Emerging Growth Fund is expected to result in a larger fund with potentially lower expenses that will continue to provide exposure to the equity securities of companies with the potential for above-average growth. The accompanying combined joint proxy statement and prospectus includes a detailed description of each proposal as well as of the expected benefits to shareholders.

What if shareholders of only one of the Funds approve the merger?

They are separate transactions. Shareholder approval of one transaction is not contingent upon, and will not affect, shareholder approval of the other transaction. Completion of each transaction is also completely independent of the other.

Do the Funds have similar investment objectives and policies?

The investment objectives of the Funds are virtually identical. Each merging Fund’s investment objective is to seek long-term growth of capital while the investment objective of the Jennison U.S. Emerging Growth Fund is to seek long-term capital appreciation. Both mean that the Funds seek investments whose price will increase over several years. No assurance can be given that any fund will achieve its investment objective.

The investment policies of the Funds are similar. Each Fund invests primarily in the equity securities of companies with the potential for above-average growth. The Strategic Partners Mid Cap Growth Fund normally invests at least 80% of its assets in medium-capitalization companies. The Strategic Partners New Era Growth Fund normally invests at least 65% of its assets in the securities of emerging U.S. companies that are believed to have strong capital appreciation potential, including small-, medium-, and large-capitalization companies. The Jennison U.S. Emerging Growth Fund normally invests at least 80% of its investable assets in small and medium-size U.S. companies with the potential for above-average growth. (Investable assets will be less than total assets to the extent that a fund has borrowed money for non-investment purposes such as to meet anticipated redemptions.) Effective March 15, 2007, the Fund will normally invest at least 80% of its investable assets in medium-size companies with the potential for above-average growth and its name will be changed to the Jennison Mid Cap Growth Fund. Both the Jennison U.S. Emerging Growth Fund and the Strategic Partners

Mid Cap Growth Fund are diversified funds while the Strategic Partners New Era Growth Fund is nondiversified and so may invest more of its assets in a single issuer than a diversified fund. The Jennison U.S. Emerging Growth Fund currently may invest up to 20% of its investable assets in foreign securities; effective March 15, 2007, it will be able to invest up to 35% of its investable assets in such securities.

Who are the investment advisors for the Funds?

The investment advisors for the Funds are:

Merging Funds	Investment Advisor
Strategic Partners Mid Cap Growth Fund	Goldman Sachs Asset Management, L.P.
Strategic Partners New Era Growth Fund	Calamos Advisors LLC and TCW Investment Management Company

Acquiring Fund	Investment Advisor
Jennison U.S. Emerging Growth Fund	Jennison Associates LLC

If the proposal is approved, we expect that after the transaction(s) Jennison Associates LLC will continue to be investment advisor for the Jennison U.S. Emerging Growth Fund and that John P. Mullman, CFA, will continue as its portfolio manager.

How do the expenses of the Funds compare?

The annual net operating expense ratio for the Jennison U.S. Emerging Growth Fund was lower than that for the merging Funds on June 30, 2006.

Fund (Class A shares)	Expense Ratio
Jennison U.S. Emerging Growth Fund	1.14%
Strategic Partners Mid Cap Growth Fund	1.65%
Strategic Partners New Era Growth Fund	1.73%

Shareholders of the merging Fund(s) are expected to realize reductions in net and gross operating expense ratios as a result of the transaction(s).

Is either transaction a taxable event for federal income tax purposes?

We do not expect any transaction to result in a taxable gain or loss for U.S. federal income tax purposes. See the proxy statement and prospectus for more information.

How large do you expect the Jennison U.S. Emerging Growth Fund to be after the transactions?

The approximate net assets (on a pro forma basis) for the combined Jennison U.S. Emerging Growth Fund would have been as follows on June 30, 2006, if the Funds had been merged on that date:

Combining Jennison U.S. Emerging Growth Fund with:	Assets
Strategic Partners Mid Cap Growth Fund	$775.3 million
Strategic Partners New Era Growth Fund	$740.1 million
Both proposed mergers	$853.3 million

Combining the Funds’ assets may help the portfolio managers manage the asset base more efficiently.

How will you determine the number of shares of the Jennison U.S. Emerging Growth Fund that I receive?

As of the close of business of the New York Stock Exchange (NYSE) on the transaction date, shareholders of the merging Funds will receive a dollar value of whole and fractional shares of the equivalent class of the Jennison U.S. Emerging Growth Fund equal to the value of their current shares. Each transaction is expected to occur following receipt of shareholder approval and the satisfaction of certain closing conditions (expected in the first quarter of 2007).

What if there are not enough votes to reach a quorum by the scheduled shareholder meeting dates?

If we do not receive enough votes to hold a meeting for your Fund, we or D.F. King & Co., Inc., the proxy solicitation firm for the transaction, may contact shareholders who have not yet voted to encourage them to vote. If there are not enough votes to approve a proposal by the time of a meeting, the meeting may be adjourned to permit further solicitation of proxy votes.

Can my broker handle this?

Under existing NYSE rules, brokers, banks, and other nominees are not expected to be entitled to vote Fund shares with respect to any of the four reorganization proposals unless the beneficial owner gives specific instructions for the vote.

However, each Fund will forward proxy materials to brokers who are the record owners for beneficial owners. When a broker is unable to cast a vote because no specific instructions have been given but executes and returns an unvoted proxy card, the resulting “broker non-vote” counts toward establishing a quorum for the meeting. If enough votes for a quorum have not been obtained, the Fund may request that one or more brokers submit a specific number of broker non-votes in order to obtain a quorum. A Fund will only take such action if it believes that the action will result in enough shareholder votes to approve the proposal at the meeting. Consequently, shareholders who oppose the proposal should vote against it.

How many votes am I entitled to cast?

You may cast one vote for each share you own of the relevant Fund on the record date, which is October 20, 2006.

How do I vote my shares?

You can vote your shares 24 hours a day, 7 days a week by telephone, by Internet at www.proxyvote.com, or by mail via the enclosed proxy ballot card. You can also vote your shares by attending the relevant meeting. Please see the enclosed proxy materials for complete details.

How do I sign the proxy ballot card?

Individual accounts: Shareholders should sign exactly as their names appear on the account registration shown on the proxy ballot card.

Joint accounts: Both owners must sign, and the signatures must conform exactly to the names shown on the account registration.

All other accounts: The person signing must indicate his or her role in the account. For example, a trustee for a trust should include his or her title when signing, such as “Jane Doe, Trustee,” or an authorized officer of a company should indicate his or her position with the company, such as “John Smith, President.”

Who can answer any other questions I may have about the voting process?

Please call the firm we have retained to manage the solicitation process, D.F. King, toll free at (800) 735-3428 if you have any further questions about the voting process.

Mutual funds are distributed by Prudential Investment Management
Services LLC, a Prudential Financial company and member SIPC.

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Every vote is important whether your Fund holdings are large or small. Please review these materials and return your proxy ballot card by mail or call in your vote today.

JENNISON U.S. EMERGING GROWTH FUND, INC.

Supplement Dated July 25, 2006 to
Prospectus and Statement of Additional Information Dated February 27, 2006

At a recent meeting, the Board of Directors of Jennison U.S. Emerging Growth Fund, Inc.(the Fund) approved a new name for the Fund.

Effective on or about December 31, 2006, the name of the Fund will be changed to Jennison Mid-Cap Growth Fund, Inc. The investment policies of the Fund, as described in the Prospectus and Statement of Additional Information, will not change as a result of the change in the Fund’s name.

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Jennison 20/20 Focus Fund	Dryden Short-Term Bond Fund, Inc.
Jennison Blend Fund, Inc.	Dryden Small Cap Core Equity Fund, Inc.
Jennison Natural Resources Fund, Inc.	Dryden Tax-Free Money Fund
Jennison Small Company Fund, Inc.	Dryden Tax-Managed Funds
Jennison U.S. Emerging Growth Fund, Inc.	Dryden Total Return Bond Fund, Inc.
Jennison Value Fund	MoneyMart Assets, Inc.
Dryden California Municipal Fund	Prudential Investment Portfolios, Inc.
Dryden Global Total Return Fund, Inc.	Prudential World Fund, Inc.
Dryden Government Income Fund, Inc.	Nicholas-Applegate Fund, Inc.
Dryden Government Securities Trust	Strategic Partners Asset Allocation Funds, Inc.
Dryden High Yield Fund, Inc.	Strategic Partners Mutual Funds, Inc.
Dryden Index Series Fund, Inc.	Strategic Partners Opportunity Funds
Dryden Municipal Bond Fund	Strategic Partners Real Estate Fund, and
Dryden Municipal Series Fund	Strategic Partners Style Specific Funds, Inc.
Dryden National Municipals Fund, Inc.

Supplement dated May 24, 2006 to the Prospectus

This supplement amends the Prospectus of each of the funds referenced below and is in addition to any existing supplement to a Fund’s Prospectus.

JennisonDryden Mutual Funds
Jennison 20/20 Focus Fund	Dryden High Yield Fund
Jennison Blend Fund	Dryden International Equity Fund
Jennison Conservative Growth Fund	Dryden Large Cap Core Equity Fund
Jennison Equity Opportunity Fund	Dryden National Municipals Fund
Jennison Financial Services Fund	California Income Series
Jennison Global Growth Fund	California Series
Jennison Growth Fund	Florida Series
Jennison Health Sciences Fund	New Jersey Series
Jennison Natural Resources Fund	New York Series
Jennison Select Growth Portfolio	Pennsylvania Series
Jennison Small Company Fund	Dryden Short-Term Corporate Bond Fund
Jennison Technology Fund	Dryden Small Cap Core Equity Fund
Jennison U.S. Emerging Growth Fund	Dryden Stock Index Fund
Jennison Utility Fund	Dryden Strategic Value Fund
Jennison Value Fund	Dryden Tax-Free Money Fund
JennisonDryden Conservative Allocation Fund	Dryden Total Return Bond Fund
JennisonDryden Growth Allocation Fund	Dryden Ultra Short Bond Fund
JennisonDryden Moderate Allocation Fund	High Income Series
Dryden Active Allocation Fund	Insured Series
Dryden Global Total Return Fund	Money Market Series
Dryden Government Income Fund	MoneyMart Assets

Strategic Partners Mutual Funds
Strategic Partners Balanced Fund	Strategic Partners Managed OTC Fund
Strategic Partners Capital Growth Fund	Strategic Partners Mid Cap Growth Fund
Strategic Partners Concentrated Growth Fund	Strategic Partners Mid Cap Value Fund
Strategic Partners Conservative Allocation Fund	Strategic Partners Moderate Allocation Fund
Strategic Partners Core Value Fund	Strategic Partners Money Market Fund
Strategic Partners Equity Income Fund	Strategic Partners New Era Growth
Strategic Partners Growth Allocation Fund	Strategic Partners Real Estate Fund
Strategic Partners High Yield Bond Fund	Strategic Partners Small Cap Growth Fund
Strategic Partners International Growth Fund	Strategic Partners Small Cap Value
Strategic Partners International Value Fund	Strategic Partners Technology Fund
Strategic Partners Large Cap Value	Strategic Partners Total Return Bond

Nicholas-Applegate Growth Equity Fund

1. The table captioned “Shareholder Fees” under the caption “Fees and Expenses” is amended by adding the following as the final row in the table:

Shareholder Fees (paid directly from your investment)

	Class A	Class B	Class C	Class R	Class Z_	Class I	Class Y

Small balance account fee beginning on or about November 17, 2006	$15	$15	$15	None	None	None	$15

2. A new second note is added to the “Notes to Fees and Expenses Table,” as follows:

•  Beginning on or about November 17, 2006, if the value of your account is less than $2,500, the Fund will deduct a $15 annual small balance account fee from your account. The small balance account fee will also be charged on accounts invested in Class L, M or X shares (these share classes are currently not offered for sale). Thereafter, beginning in 2007, the $15 annual small balance account fee will be assessed during the 4th calendar quarter of each year. Any applicable CDSC on the shares redeemed to pay the $15 small balance account fee will be waived. The $15 small balance account fee will not be charged on: (i) accounts during the first six months from inception of the account, (ii) omnibus accounts, (iii) institutional accounts, (iv) group retirement plans, and (v) Automatic Investment Plan (“AIP”) accounts or employee savings plan accounts. For more information, see “Purchase, Redemption and Pricing of Fund Shares – Small Balance Account Fee” in the Statement of Additional Information.

3. The table under the caption “Share Class Comparison” is amended by deleting the columns headed Class A, Class B and Class C, and replacing them with the following:

	Class A		Class B	Class C

Minimum purchase amount	$1,000		$1,000	$2,500

Minimum purchase amount beginning on or about November 17, 2006	$2,500		$2,500	$2,500

Minimum amount for subsequent purchases	$100		$100	$100

Maximum initial sales charge	5.5% of the public
	offering price		None	None

Contingent Deferred Sales Charge (CDSC) (as a percentage of			5% (Year 1)
the lower of original purchase price or sale proceeds)			4% (Year 2)
	1% (on investments		3% (Year 3)
	of $1 million or		2% (Year 4)
	more redeemed		1% (Year 5/6)
	within 1 year	)	0% (Year 7)	1% (year 1)

Annual distribution and service (12b-1) fees (shown as a	.30 of 1%
percentage of average daily net assets)	(.25 of 1% currently	)	1%	1%

4. The first note under the caption “Notes to Share Class Comparison Table” is deleted and replaced with the following:

•   The minimum initial and subsequent investment requirements do not apply to employee savings plan accounts or payroll deduction plan accounts. The minimum initial and subsequent investment for purchases made through the Automatic Investment Plan (“AIP”) is $50. Effective on or about November 17, 2006: (i) the minimum initial investment for retirement accounts and custodial accounts for minors is $1,000, and (ii) subsequent investments through newly-established AIP accounts must be at least $1,200 annually. Prior thereto, the minimum investment requirements do not apply to certain retirement and custodial accounts for minors. For more information, see “Additional Shareholder Services.”

5. The second and third notes under the caption “Notes to Share Class Comparison Table” are deleted and replaced with the following:

•   Beginning on or about November 17, 2006, if the value of your Class A, Class B, Class C or Class Y account is less than $2,500, the Fund will deduct a $15 annual small balance account fee from your account. Thereafter, beginning in 2007, the $15 annual small balance account fee will be assessed during the 4th calendar quarter of each year. Any applicable CDSC on the shares redeemed to pay the $15 small balance account fee will be waived. The $15 small balance account fee will not be charged on: (i) accounts during the first six months from inception of the account, (ii) omnibus accounts, (iii) institutional accounts, (iv) group retirement plans, and (v) Automatic Investment Plan (“AIP”) accounts or employee savings plan accounts. For more information, see “Fees and Expenses” and the table captioned “Shareholder Fees” in this Prospectus, and “Purchase, Redemption and Pricing of Fund Shares – Small Balance Account Fee” in the Statement of Additional Information.

•   For more information about the CDSC and how it is calculated, see “How to Sell Your Shares — Contingent Deferred Sales Charge (CDSC).”

•   Investors who purchase $1 million or more of Class A shares and sell these shares within 12 months of purchase are subject to a 1% CDSC, although they are not subject to an initial sales charge. The CDSC is waived for purchases by certain retirement or benefit plans.

6. The following is added immediately following the caption “Qualifying for Class Z Shares”

Institutional Investors. Various institutional investors may purchase Class Z shares, including corporations, banks, governmental entities, municipalities, and IRS section 501 entities, such as foundations and endowments. The minimum initial investment for such investors is $10 million. Institutional investors are responsible for indicating their eligibility to purchase Class Z Shares at the time of purchase.

7. The section captioned “How to Sell Shares - Small Accounts” is deleted and replaced with the following:

Involuntary Redemption of Small Accounts. Beginning on or about November 10, 2006, if the value of your account is less than $500 for any reason, we may sell the rest of your shares (without charging any CDSC) and close your account. We would do this to minimize the Fund’s expenses paid by other shareholders. The involuntary sale provisions do not apply to Automatic Investment Plan (“AIP”) accounts, employee savings plan accounts, payroll deduction plan accounts, or retirement accounts (such as a 401(k) plan, an IRA or other qualified or tax-deferred plan or account). Prior thereto, if you make a sale that reduces your account value to less than $500, we may sell the rest of your shares (without charging any CDSC) and close your account; this involuntary sale does not apply to shareholders who own their shares as part of a retirement account. For more information, see “Purchase, Redemption and Pricing of Fund Shares – Involuntary Redemption” in the Statement of Additional Information. Note that beginning November 17, 2006, if the value of your account is less than $2,500 (with certain exclusions), a $15 annual small balance account fee will be deducted from your account; any applicable CDSC on the shares redeemed to pay the $15 small balance account fee will be waived. For more information, see “Fees and Expenses” and the table captioned “Shareholder Fees” in this Prospectus, and “Purchase, Redemption and Pricing of Fund Shares – Small Balance Account Fee” in the Statement of Additional Information.

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